United States securities and exchange commission logo





                              January 26, 2022

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District
       Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
27, 2021
                                                            CIK No. 0001879754

       Dear Mr. Miao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Cover Page, page i

   1. We note your disclosure that the VIE structure is used to replicate foreign investment in
                                                        China-based companies.
We note, however, that the structure provides contractual
                                                        exposure to foreign
investment in such companies rather than replicating an investment.
                                                        Please revise
accordingly.
   2. We note your disclosure that "[r]ecently, the PRC government initiated a series of regulatory actions and
statements to regulate business operations in China with little advance notice,
including cracking down on illegal activities in the securities market,
 Qiwei Miao
FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
January 26,NameEShallGo
            2022        Inc.
January
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FirstName LastName
         enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement." Please amend your disclosure to briefly describe the specific regulatory actions and statements to which you refer.
3. We note your disclosure concerning the Holding Foreign Companies Accountable Act.
         Please augment your disclosure to include whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
5. We note your disclosure describing the current regulations related to cash transfers throughout your organization, including that you "have not made any transfers, dividends or distributions to the U.S. investors." Please amend your disclosure to provide a more detailed description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 1

6. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make
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FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
January 26,NameEShallGo
            2022        Inc.
January
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         the information presented not misleading.
Prospectus Conventions, page 2

7. We note your disclosure that "We have relied on statistics provided by a variety of
         publicly available sources regarding China   s expectations of
growth." As appropriate
         throughout your filing, including your description of your industry and business, where your disclosure relies upon these statistics or sources, please identify the specific source.
Overview, page 3

8. Please provide the measure by which you are a "leading" office solution provider in
         China. For example, disclose whether you lead by sales, market share, or some other metric.
9. We note your disclosure that "EShallGo has completed the initial setup of e-commerce and national service outlets and gained initial success in the market." Please clarify what the "initial setup" of e-commerce and national service outlets means. Please also clarify what is meant by "success" in this context.
10. We note your reference to "the prosperous and thriving growth of business in China in recent years." Please reconcile this disclosure with your disclosure on page 22 that "[t]he
         Chinese economy has slowed down since 2012 and such slowdown may continue."
Contractual Arrangements with Our VIE and Its Shareholders, page 4

11. We note your disclosure that the Cayman Islands holding company controls and receives
         the economic benefits of the VIE   s business operations through
contractual agreements
         between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. You disclose "The VIE agreements are designed to provide EShallGo WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Junzhang Beijing and
         Junzhang Shanghai, including absolute control rights and the rights to the assets, property and revenue of Junzhang Beijing or Junzhang Shanghai." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.
         Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
 Qiwei Miao
FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
January 26,NameEShallGo
            2022        Inc.
January
Page 4 26, 2022 Page 4
FirstName LastName
Transfers of Cash to and from Our Subsidiaries, page 7

12. We note your disclosure that "Eshallgo is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements." Please provide a detailed description of the restrictions on distributions, including a discussion of the relevant government regulations requiring registration, approvals, and filing requirements.
         Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. We also note your disclosures that you are
         "a holding company with no operations of its own," you "conduct [y]our operations in
         China primarily through [y]our VIEs," and that you "may rely on dividends to be paid by
         [y]our VIEs and their subsidiaries to fund [y]our cash and financing requirements." Please disclose how you have funded your cash and financing requirements to date if, as you disclose here and on page 10, "there has been no distribution of dividends or assets among the holding company or the subsidiaries." As applicable, quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
13. We note that you discuss "Transfers of Cash to and from Our Subsidiaries" and "Transfers of Cash to and from Our VIEs and Subsidiaries" in two separate sections of your prospectus summary, separated by your summary risk factors. To clearly describe how cash is transferred throughout your organization, please consider amending your disclosure to present these two sections next to each other in your Prospectus Summary.
Summary or Risk Factors, page 8

14. We note your disclosure "Below is a summary of material factors that make an investment in our Ordinary Shares speculative or risky." Please amend your disclosure here to provide a more detailed summary of the risks related to doing business in China. Your disclosure should include a discussion of the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. For each risk factor listed, please provide a cross reference to the the more detailed discussion of these risks in the "Risk factors"
         section of your prospectus. A general reference to your "Risk Factors" disclosure is not
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FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
January 26,NameEShallGo
            2022        Inc.
January
Page 5 26, 2022 Page 5
FirstName LastName
         sufficient, and each risk factor should include a specific cross-reference.
Holding Foreign Company Accountable Act, page 10

15. Please augment your disclosure to state that, if Nasdaq or regulatory authorities decide to apply additional and more stringent criteria to you after considering the effectiveness of your auditor's audit procedures, it may lead to your securities being delisted.
PRC Limitation on Oversea Listing, page 14

16. We note your disclosure concerning the impact of the M&A Rules on your Company.
         Please expand your disclosure to discuss the potential impact of these regulations on on investors. Also, include in your discussion the possibility the law is changed, and the related consequences to you and your investors.
17. We note that, on December 24, 2021, the CSRC issued two new draft regulations: the
         Administrative Provisions of the State Council on Overseas Securities Offering and
         Listing by Domestic Companies, and the Administrative Measures for the Filings of the
         Overseas Securities Offering and Listing by Domestic Companies. Please amend your disclosure in this section to discuss these new draft regulations, including the status of the same, and each's potential impact on your business and operations. Make conforming changes throughout your filing, including to your "Risk Factors" and your "Regulation"
         discussion in the description of your business.
Recent Regulatory Development in PRC, page 15

18. Please amend your disclosure to discuss the impact of the relevant regulatory developments on investors. Please also address the applicability, if any, of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review, and discuss any related impact on your company and investors. Make conforming changes throughout your filing, including to your "Risk Factors" and "Regulation" disclosures.
Risk Factors
"Product shortages may impair our operating results.", page 20

19. We note your reference to "key supply agreements." Please amend your disclosure to identify any "key suppliers" that are material to your business. Further, in an appropriate place in your filing, please disclose the material terms of your key supply agreements.
         Finally, please file any material key supplier agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10)
         of Regulation S-K.
"If we are unable to implement and maintain . . .", page 26

20. We note your disclosure that "[w]e are not subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of
 Qiwei Miao
FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
January 26,NameEShallGo
            2022        Inc.
January
Page 6 26, 2022 Page 6
FirstName LastName
         the internal controls." Please amend your disclosure to clarify if and when you will be subject to this requirement. As a related matter, we note your references to a "material weakness" in your internal controls. Please identify the specific material weakness(es) to which you refer. If you material weakness is your inability to maintain effective internal controls, please clearly disclose the same.
"We have 23 subsidiaries, 19 of which rely on each partner who holds 45% shares of each subsidiary.", page 37

21. We note your disclosure that "Junzhang Shanghai holds 55% equity in 19 out of 20 of its subsidiaries, and our local business partner holds 45% to develop business and expand the local market." Please identify the local business partner, and include this entity in your organizational graphic on page 4.
"Our contractual arrangements may not be as effective in providing . . .", page
38

22. We note your disclosure that "[w]e are trying to transfer the business that does not involve in the Negative List to the WFOE, in which we have the whole ownership interest, and we can fully control and operate these businesses." Please amend your disclosure to describe the business and activities you conduct that are not on the Negative List, that you are trying to transfer to your WFOE. In your discussion, please disclose the percentage of your revenue from this business for the financial periods presented in the filing, compared to your revenue from businesses on the negative list for the periods presented in the filing. Please also clarify the activities you engage in that are "value-added telecommunications" services. As a related matter, we note your reference on page 50 that your VIEs participate in the co-working space industry. Please clarify which activities of your VIEs relate to this industry.
"Substantial uncertainties exist . . .", page 42

23. We note your disclosures that "the State Council will publish or approve to publish the
         'negative list' for special administrative measures concerning foreign investment," and
         "the 'negative list' has yet to be published." However, it appears that, on December 27,
         2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures
         (Negative List) for Foreign Investment Access (2021 Edition), which will come into effect on January 1, 2022. Please revise or advise. Make conforming changes to your
         "Regulation" disclosure beginning on page 112.
"PRC regulation of loans to and direct investment in PRC entities . . .", page
46

24. Please quantify the current statutory limit on loans you may make to your PRC subsidiary and VIEs.
"We are currently delinquent on our statutory obligations . . .", page 52

25. Please quantify, if estimable, the aggregate potential liability, including the amount of
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FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
January 26,NameEShallGo
            2022        Inc.
January
Page 7 26, 2022 Page 7
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         outstanding contributions, penalties, and fines, you could incur related to you not
         having adequately paid social insurance and housing provident fund contributions for your employees.
"The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by
Nasdaq . . .", page 55

26. We note your disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
"Our board of directors may decline to register transfers of ordinary shares in certain circumstances", page 59

27. Please augment your risk factor disclosure to make clear that your directors may refuse to register the transfer of a share to any person in their absolute discretion, without giving any reason for their refusal.
Use of Proceeds, page 64

28. We note your disclosure throughout the filing that you plan to accomplish your expansion through acquisitions of and investments in other businesses. Please tell us whether you intend to use any of the proceeds from this offering for these purposes, and if so, please amend your disclosure accordingly.
Capitalization, page 65

29. Please revise to exclude the non-controlling interest in the amount of $4,162,304 from total shareholder's equity consistent with your balance sheet presentation on page F-3 of the filing.
COVID-19, page 69

30. Please amend your disclosure to provide a more detailed discussion of the effects of
         COVID-19 on your business. More specifically, please quantify the impact of the suspended warehouse delivery and door-to-door technical service activities, and disruptions in shipping operations. For example, quantify the reduction in your sales or revenues during these periods.
Business
Overview, page 88

31. Throughout your filing you refer to both e-commerce and national service outlets. To provide investors with a better understanding of your business model, please clarify the percentage of your revenue generated from e-commerce sales and leases compared to
 Qiwei Miao
FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
January 26,NameEShallGo
            2022        Inc.
January
Page 8 26, 2022 Page 8
FirstName LastName
         national service outlet for the period presented in the filing.
Our History and Growth Strategy, page 92

32. Please amend your disclosure to describe the material terms of your "long-term cooperation mechanism with world-renowned office equipment makers." Our Background, page 92

33. We note your disclosure that "[a]s of the date of this prospectus, the Company, through its
         VIEs, has developed a number of service stations to tend the aftersales needs of its customers across China, and will eventually establish franchises by forming relationships with like-minded businesses to operate under its name. The franchises under Junzhang are service providers who have completed registration and signed service agreements with
         Junzhang Shanghai, who help serve tens of thousands of loyal customers all over the country. At the same time, through the brand EShallGo platform developed by Junzhang
         Digital Technology, a new business model of "Internet + Service e-commerce" and the idea of national service outlets have been formed. This model has truly integrated all online and offline service categories into a one-stop service station." The current status of your business and plans for expansion are unclear from this disclosure. Please revise to clearly disclose whether you currently operate any franchises, or whether your plan to franchise is aspirational. If you currently operate through a franchise model, please clarify the number of franchises you operate compared to the number of company-owned service stations, and clarify how you generate revenue from franchised locations. Please also provide more detail about your platform, including a description of the services provided through your platform and how your business model has "integrated online and offline service categories."
Exclusive Option Agreement, page 98

34. We note your disclosure that "EShallGo WFOE, Junzhang Beijing and each of the shareholders of Junzhang Beijing entered into an exclusive option agreement." Please tell us whether WFOE entered into a similar agreement with Junzhang Shanghai. In this regard, it appears that almost all of your operating subsidiaries are structured under
         Junzhang Shanghai. If you have entered into an exclusive option agreement with
         Junzhang Shanghai, please amend your disclosure to state the same, and describe the agreement.
Director and Executive Compensation, page 137

35. Please update your executive compensation disclosure to include your recently completed fiscal year. See Item 6.B. of Form 20-F.
Description of Share Capital, page 140

36. In light of your dual-class capital structure, please revise your disclosure as follows:
 Qiwei Miao
EShallGo Inc.
January 26, 2022
Page 9

                Please disclose the percentage of outstanding shares the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval.

                Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Class A ordinary shareholders might consider in their best interest.

                Further, please disclose your controlling shareholder(s)' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Include this disclosure on your prospectus cover page.

                In addition, please disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders. Make conforming changes to your risk factor disclosure.
General

37. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
38. Your signature page suggests that you intend to appoint a new individual as your principal financial officer. If true, please update your disclosure throughout the filing as appropriate to provide the required information about this individual, when available. If you do not intend to appoint a new individual, please enhance your risk factor and MD&A disclosure that discusses your material weakness relating to your lack of sufficient accounting and financial reporting personnel to specifically acknowledge that you have not retained
FirstName           a chief financial
           LastNameQiwei      Miao officer, if true.
Comapany
39.         NameEShallGo
       At first              Inc. the terms "Consolidated Affiliated Entities"
and
                use, please define
January"Registered
        26, 2022 PageShareholders."
                         9
FirstName LastName
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FirstName  LastNameQiwei Miao
EShallGo Inc.
Comapany
January 26,NameEShallGo
            2022         Inc.
January
Page 10 26, 2022 Page 10
FirstName LastName
       You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Katherine Bagley at (202) 551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services